Exhibit (a)(5)(K)

EFiled: Apr 08 2015 03:53PM EDT Transaction ID 57047231 Case No. 10891-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MARK DURBIN, Individually and on Behalf of All Others Similarly Situated, Plaintiff, v.	C.A. No. -

CHRISTOPHER R. GARDNER, EDWARD ROGAS JR., MATTHEW B. FREY, STEVEN P. HANSON, JAMES HUGAR, SCOT JARVIS, WILLIAM C. MARTIN, KENNETH H. TRAUB, LLIU100 ACQUISITION CORPORATION, and MICROSEMI CORPORATION,
Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Mark Durbin (“Plaintiff”), by his attorneys, brings the following Verified Class Action Complaint (“Complaint”) on his own behalf and on behalf all stockholders of Vitesse Semiconductor Corporation (“Vitesse” or the “Company”), other than Defendants (as defined below) and their affiliates, Vitesse’s board of directors (the “Board” or the “Individual Defendants”) for breaching their respective fiduciary duties and/or aiding and abetting those breaches of fiduciary duty in connection with Microsemi Corporation’s (“Miscrosemi”) offer to acquire all of the Company’s outstanding shares of stock through a Tender Offer (the “Merger,” “Proposed Transaction,” or “Tender Offer”). The allegations in this Complaint are based upon Plaintiff’s personal knowledge as to himself, and upon information and belief and investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.      Like several of the legacy telecom infrastructure players from the tech bubble, Vitesse repositioned itself to participate in the long-term trends of carrier Ethernet, edge routing, and wireless infrastructure. Just as this repositioning began to yield improved results and industry attention, the Company threw in the towel as a standalone operation and elected to merge with another entity injuring current stockholders.

2.      Specifically, on March 18, 2015, Microsemi and Vitesse announced that they entered into a definitive agreement (the “Merger Agreement”) for Microsemi to acquire Vitesse in a transaction with a combined equity value of $389 million.

3.      Under the terms of the Merger Agreement, which was unanimously approved by the boards of directors of both companies, Vitesse stockholders will receive $5.28 per share through a cash tender offer (the “Proposed Consideration”). The tender offer will be conducted via LLIU100 Acquisition Corporation (“Merger Sub”), a wholly owned subsidiary of Microsemi, which will merge with and into Microsemi upon the completion of the Proposed Transaction.

4.      Microsemi expects to realize immediate accretion in the first full quarter upon completion of the Proposed Transaction, and expects the acquisition to result in accretion worth $.16 to $.20 per share in the first full fiscal year alone.

5.      As detailed below, the Board members have breached their fiduciary duties by failing to maximize stockholder value in connection with the Proposed Transaction and failed to adequately account for the value and market potential of the merged entity.

6.      Further, the Individual Defendants agreed to the Proposed Transaction through a flawed sales process designed to ensure the sale of Vitesse to Microsemi at a price substantially below the Company’s fair and inherent value. Moreover, Vitesse has been the target of activist investor pressure to pursue a sale of the Company for several years, and ultimately caved into such pressure from Raging Capital Management, LLC (“Raging Capital”) and its affiliates. In fact, not only did Vitesse previously name two of Raging Capital’s designees to the Board, but these two designees were placed on the Strategic Advisory Committee (“Committee”) in connection with the Proposed Transaction. Indeed, one of the designees, Defendant Kenneth H. Traub, was the Chairman of the Committee giving Raging Capital greater access and influence to pursue a potential sale, and liquidate its current stake of 20.9% of the Company’s shares.

7.      Furthermore, the Individual Defendant engaged in self-dealing and obtained substantial benefits for themselves. In total, the executive officers, directors, and Raging Capital stand to receive over $82 million upon tendering their shares in favor of the Proposed Transaction. And, Defendant Christopher R. Gardner, the Company’s Chief Executive Officer, stands to receive an additional payout of over $3.9 million as a result of the Proposed Transaction. Additionally, on March 16, 2015 after the Board unanimously approved the Merger Agreement, the Compensation Committee approved the acceleration of the vesting of all the Company’s Restricted Stock Units (“RSUs”) held by Vitesse’s non-employee directors (the “Compensatory Agreements”). As a result, certain Individual Defendants stand to receive over $630,000 collectively in benefits not shared with the Company’s public stockholders.

8.      On top of agreeing to the Proposed Transaction for inadequate consideration, the Individual Defendants have exacerbated their breaches of fiduciary duties by agreeing to unreasonable deal protection provisions that may unjustifiably hinder other bidders from making a successful competing offer for the Company.

9.      While the Merger Agreement contains a brief go-shop provision which allowed the Company to solicit superior proposals, the go-shop period of twenty-one days expired on April 7, 2015, an insufficient amount of time for a potential bidder to conduct due diligence and make an informed offer. Moreover, even if the Company had received and accepted a superior bid, the topping bidder would still be required to pay a termination fee of $6.8 million or $13.6 million (depending on the timing) in addition to any additional consideration, representing a substantial naked premium as compared to the price paid by Microsemi.

10.      Following the expiration of the go-shop period on April 7, 2015 the Merger Agreement provides for: (i) a strict no-solicitation provision that prohibits the Company from soliciting other potential acquirers or from continuing existing discussions with potential acquirers; (ii) a provision that provides Microsemi with four (4) business days to match any competing proposal in the event one is made, and an additional three (3) business day period to negotiate after the Company has agreed to a superior proposal; and (iii) a provision that requires the Company to pay Microsemi the aforementioned $13.6 million termination fee in order to enter into a transaction with a superior bidder. These provisions unreasonably inhibit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Vitesse.

11.      In conjunction with the execution of the Merger Agreement, all of the Individual Defendants, as well as Raging Capital, executed a Tender and Support Agreement (the “Support Agreement”) with Microsemi and Merger Sub. The parties to the Support Agreement collectively own approximately 22% of Vitesse’s outstanding shares. The Support Agreement provides that the Individual Defendants and Raging Capital have agreed to vote to tender their shares of Company common stock in favor of the Proposed Transaction, take certain other actions in furtherance of the Proposed Transaction, and to not vote any of their shares in favor of an alternative acquisition proposal from a third party bidder.

12.      On March 31, 2015, Microsemi commenced the Tender Offer, which is set to expire 12:00 midnight, New York City time, on April 27, 2015 (the “Expiration Date”). The Tender Offer provides that the number of shares of Vitesse common stock that have to be validly tendered, together with the shares beneficially owned by Microsemi or any of its controlled subsidiaries, if any, equal a majority of the sum of the then outstanding Company shares plus (without duplication) a number equal to the number of Company shares issuable upon the vesting or exercise of all then outstanding Company stock options and restricted stock units as of the Expiration Date or at the time and date to which the Tender Offer has been extended.

13.      Contemporaneously with the commencement of the Tender Offer, on March 31, 2015, Defendants filed a Solicitation/Recommendation Statement (the “Recommendation Statement”) on Schedule 14D-9 with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction, which contains numerous material misstatements and omissions. For example, the Recommendation Statement fails to include material information concerning: (a) the background of the Proposed Transaction; (b) the key data and inputs underlying the financial valuation analyses that purport to support the so-called fairness opinion provided by Deutsche Bank Securities Inc. (“Deutsche Bank”); and (c) key financial projections for the Company.

14.       The Individual Defendants have breached their fiduciary duties and Microsemi and Merger Sub have aided and abetted such breaches by Vitesse’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until Defendants cure their breaches of fiduciary duty, and/or recover damages resulting from Defendants’ violations of their fiduciary duties.

THE PARTIES

15.      Plaintiff is and was, at all times relevant hereto, a holder of 35,000 shares of Vitesse common stock.

16.      Non-party Vitesse is a Delaware corporation that maintains its principal executive offices at 4721 Calle Carga, Camarillo, California 93012. Vitesse is listed on the NASDAQ stock exchange under the ticker symbol “VTSS”. Vitesse “designs a diverse portfolio of high-performance semiconductors, application software, and intergrated turnkey systems for Carrier, Enterprise and Internet of Things (IoT) networks worldwide.”

17.      Defendant Christopher R. Gardner is and has been, at all relevant times, a member of the Board. Mr. Gardner is the Chief Executive Officer of the Company and has served on the Board since 2006. Mr. Gardner entered into a Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

18.      Defendant Edward Rogas Jr. is and has been, at all relevant times, a member of the Board. Mr. Rogas is Chairman of the Board of Directors, a member of the Audit Committee and Nominating and Governance Committee, and has served on the Board since 2006. Mr. Rogas entered into a Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

19.      Defendant Matthew B. Frey is and has been, at all relevant times, a member of the Board. Mr. Frey is a member of the Nominating and Governance Committee, and has served on the Board since 2013. Mr. Frey entered into a Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

20.      Defendant Steven P. Hanson is and has been, at all relevant times, a member of the Board. Mr. Hanson is Chair of the Nominating and Governance Committee, and has served on the Board since 2007. Mr. Hanson entered into a Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

21.      Defendant James (Jay) Hugar is and has been, at all relevant times, a member of the Board. Mr. Hugar is Chair of the Audit Committee and a member of the Compensation Committee. Mr. Hugar has served on the Board since 2007. Mr. Hugar entered into a Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

22.      Defendant Scot Jarvis is and has been, at all relevant times, a member of the Board. Mr. Jarvis is Chair of the Compensation Committee and a member of the Audit Committee. Mr. Jarvis has served on the Board since 2012. Mr. Jarvis entered into a Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

23.      Defendant William C. Martin is and has been, at all relevant times, a member of the Board. Mr. Martin is a member of the Nominating and Governance Committee, and has served on the Board since 2014. Mr. Martin entered into a Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction. Mr. Martin is also Chairman and Chief Investment Officer of Raging Capital.

24.      Defendant Kenneth H. Traub is and has been, at all relevant times, a member of the Board. Mr. Traub is a member of the Compensation Committee, and has served on the Board since 2013. Mr. Traub entered into a Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction. Mr. Traub is also affiliated with Raging Capital.

25.      The Defendants identified in paragraphs 17 through 24 are collectively referred to herein as the “Individual Defendants” or the “Board.” By virtue of their corporate directorships, the Individual Defendants are fiduciaries of the Company as well as of Plaintiff and the other Company stockholders.

26.      Each Individual Defendant herein is sued individually as well as in his capacity as an officer and/or director of the Company, and the liability of each arises from the fact that each has engaged in all or part of the unlawful acts, plans, schemes, or transactions of which Plaintiff complains of herein.

27.      Defendant Microsemi is a Delaware corporation that maintains its principal executive offices at One Enterprise, Aliso Viejo, California. Microsemi is listed on the NASDAQ stock exchange under the ticker symbol “MCSS”. Microsemi is a “leading designer, manufacturer and marketer of high-performance analog and mixed-signal semiconductor solutions differentiated by power, security, reliability and performance.”

28.      Defendant LLIU100 Acquisition Corp. is a Delaware Corporation and a wholly owned subsidiary of Microsemi created to effectuate the Proposed Transaction.

29.      Collectively, Microsemi, Merger Sub, and the Individual Defendants are referred to herein as “Defendants” where it is appropriate to do so.

CLASS ACTION ALLEGATIONS

30.      Plaintiff brings this action on his own behalf and as a class action on behalf of all other public stockholders of Vitesse (except Defendants herein, and any persons, firm, trust, corporation or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants’ wrongful actions, as more fully described herein (the “Class”).

31.      This action is properly maintainable as a class action for the following reasons:

a.      The Class is so numerous that joinder of all members is impracticable. According to the Company’s latest 10-Q filed with the SEC on February 3, 2015, there are 68,426,000 shares of common stock outstanding as of December 31, 2014. There are likely thousands of beneficial holders of Vitesse common stock scattered throughout the world.

b.      There are questions of law and fact which are common to the Class including, among other things, whether:

i.	The Defendants engaged in a proper process that maximized stockholder return;

ii.	The Defendants breached their fiduciary duties of loyalty and/or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

iii.	The Defendants unjustly enriched themselves and other insiders or affiliates of Proposed Transaction;

iv.

The Defendants breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duty of good faith and fair dealing;

v.	Microsemi and Merger Sub aided and abetted the breaches of fiduciary duties alleged by Plaintiff against the Individual Defendants; and

vi.	Plaintiff and the other members of the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

c.      Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

d.      The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class, which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

Background

32.      Vitesse is a “fabless” American semiconductor company based in Camarillo, California, which develops high-performance Ethernet integrated circuit solutions for Carrier, Enterprise and Internet of Things (IoT) networks. Fabless manufacturing is the design and sale of hardware devices and semiconductor chips while outsourcing the fabrication, or “fab,” of the devices to a specialized manufacturer called a semiconductor foundry. Foundries are typically, but not exclusively, located in China and Taiwan.

33.      Vitesse was one of the early developers of Gallium Arsenide based integrated circuits. It now offers a line of Ethernet switching products consisting of Carrier Ethernet switch engines for customer premise equipment, access network equipment, wireless base stations, mobile access equipment, fiber and microwave wireless backhaul equipment, and metro networking equipment; and Ethernet switches that enable desktop, workgroup, and LAN infrastructure

34.      The last few years have seen the Company beleaguered by fraud claims and allegations of malfeasance. For instance, in 2007 the Company settled a class action lawsuit alleging securities fraud through option backdating. Vitesse’s woes continued, and in 2010, two of its former executives, founder Lou Tomasetta and the former executive vice president Eugene Hovanec were charged with securities fraud related to the backdating. Vitesse memorialized a settlement for $3 million with the SEC, over investigations into the firm’s historical stock options practices and accounting. Even so, from that point forward, the Company began a steady turnaround marked by the Company’s increased penetration into the Ethernet and connectivity space, shedding old businesses while entering new markets.

35.      Indeed, in March 2011, Vitesse stock was approved for listing on the NASDAQ, and commenced trading under the symbol VTSS.

36.      In recent years, Vitesse has closed several secondary public offerings (“SPOs”). In December 2012, Vitesse raised $17.1 million, net of offering costs, from an offering of 10.6 million shares at an offering price of $1.75 per share. In June 2013, Vitesse completed an additional secondary public offering of 18.72 million shares of common stock at an offering price of $2.15 per share, receiving net proceeds of approximately $37.4 million after underwriting discounts.

37.      In June 2014, Vitesse closed another SFO of 8.5 million shares at an offering price of $3.35, for net proceeds of approximately $26.7 million.

38.      Raging Capital, the Company’s largest shareholder, purchased 1.6 million shares in the June 2014 offering, raising its stake in Vitesse to 14.3 million shares. Defendant Martin, the chairman and chief investment officer of Raging Capital, became a Vitesse director in August 2014. SEC filings show that Raging Capital owns 21% of Vitesse’s shares.

39.      For each of the SPOs, Needham & Company, LLC (“Needham”) acted as the sole book-running manager of the offering.

40.      The Company used the proceeds of the SPOs to pay off debt and grow new lines of business. In October 2014, Vitesse repaid the outstanding principal of $32.8 million, plus accrued interest, on the Company’s convertible subordinated debentures, reducing the Company’s outstanding debt. Accordingly, interest expense on the outstanding debentures will be $0.3 million in fiscal year 2015, compared to interest expense of $4.4 million in 2014.

41.      With respect to the Company’s prospects, Vitesse has recently stated that it expects to enjoy substantial revenues from the vast new opportunities in developing markets.

42.      Specifically, Vitesse specializes in the “The Internet of Things” (IoT) which is the networking of physical objects or “things” that are embedded with electronics, software, sensors and connectivity to enable the physical object to achieve greater value and service by exchanging data with the manufacturer, operator, and/or other connected devices. Each thing is uniquely identifiable through its embedded computing system but is able to interoperate within the existing internet infrastructure. Simply stated, Vitesse’s products facilitate device to device communication which can provide clients with the data to necessary create economical and resource-saving solutions.

43.      IoT is expected to offer advanced connectivity of devices, systems, and services that goes beyond machine-to-machine communications (M2M) and covers a variety of protocols, domains, and applications. The interconnection of these embedded devices (including smart objects), is expected to usher in automation in nearly all fields, while also enabling advanced applications like a Smart Grid, which automatically and efficiently distributes resources reducing costs and increasing sustainability.

44.      The “things” referenced in the IoT, can refer to a wide variety of devices such as heart monitoring implants, biochip transponders on farm animals, automobiles with built-in sensors, or field operation devices that assist fire-fighters in search and rescue. These devices collect useful data with the help of various existing technologies and then autonomously flow the data between other devices. Current market examples include smart thermostat systems and washer/dryers that utilize Wi-Fi for remote monitoring.

45.      With respect to this business space, Vitesse represents that it is a leading supplier of integrated circuits [IC] for next-generation Ethernet-based Carrier, Enterprise, and IoT networks worldwide. It develops and markets a diverse portfolio of high-performance, feature-rich, low-power and cost-competitive Ethernet networking and connectivity IC solutions, associated applications and protocol software.

46.      The Company states that many of the technologies it has developed for Carrier and Enterprise networking are highly synergistic in emerging adjacent markets, such as the industrial IoT, automotive, storage and other networks converging on Ethernet. Simply stated, Vitesse is trying to enable diverse networking industries to make the transition from legacy to standards-based, ubiquitous “Ethernet Everywhere” networking.

Inadequate Merger Consideration in Light of the Company’s Prospects

47.      The Company’s new turnaround is reflected in its fourth quarter and fiscal 2014 earnings, released on December 4, 2014, highlighted by the following:

Growth in New Product Revenues of 11% Sequentially and 73% Year-over-Year, Driven by Ethernet Everywhere Strategy, Represents 57% of Total Product Revenues

Increased Gross Margins to 63.1% from 52.5% in Fourth Quarter of Fiscal Year 2013

Reached Non-GAAP Operating Profit of $1.0 Million for the Fourth Quarter Added Over 130 New Customers in Fiscal Year 2014, Resulting in Greater Diversification to Support Future Revenue Growth

Achieved Record Design Win Success in Fiscal Year 2014

Strengthened Balance Sheet with Repayment of 2014 Convertible Debentures

48.      Commenting on the results, Mr. Gardner, CEO of Vitesse, stated “[w]e are very pleased with the success of Vitesse’s ‘Ethernet Everywhere’ strategy and our execution is increasingly evident as demonstrated by our revenue growth, the upward trend in gross margins, design win success, and now, achieving non-GAAP operating profitability.”

49.      Mr. Gardner further stated that “[i]n 2014, design wins for our new products reached record highs. Major wins in Carrier and Enterprise continued accumulating steadily, while those in emerging markets, such as Industrial-IoT and Storage, accelerated dramatically.”

50.      With respect to IoT, Mr. Gardner stated “the Company experienced a 200% increase in design wins in the year, now representing 37% of the total. IoT was also a major contributor to our 130 new customers in the year. We believe this growth in IoT will continue as the need to network all things escalates, expanding our served market by nearly $400 million. This market provides multiple avenues to create substantial revenue growth and literally transform Vitesse. Accordingly, we have updated our reporting structure to breakout our IoT business as a third core market.” (Emphasis added.)

51.      The positive news continued when Mr. Gardener stated “[t]o address our growing opportunities, we invested in our development organizations, adding critical industry expertise in hardware and software, and in our marketing and sales organizations, including hiring additional sales representatives and distributors. We also achieved a financial milestone by eliminating the dilution overhang with the repayment of our convertible debentures. While our legacy business has declined over the past several years, our new business is growing rapidly. We are increasingly confident that this growth, combined with strengthening gross margins, the high degree of operating leverage in our business, and our improved balance sheet, will generate significant shareholder value.”

52.      The actual fiscal results from the Q4 FY’14 similarly reflected improvement across the board especially in the revenue category:

Total net revenues were $28.7 million, compared to $27.2 million in the third quarter of fiscal year 2014 and $26.9 million in the fourth quarter of fiscal year 2013. ° Product revenues were $27.0 million, compared to $26.0 million in the third quarter of fiscal year 2014 and $26.5 million in the fourth quarter of fiscal year 2013.

Product revenues by market, excluding non-core revenues of $1.2 million, contributed the following as a percentage of product revenues as compared to the third quarter of fiscal year 2014:

Carrier networking products: 47.1% versus 43.9%

53.      Similarly, margins improved while operating expenses held steady and losses were cut:

Product margins were 60.9%, compared to 52.9% in the third quarter of fiscal year 2014 and 51.8% in the fourth quarter of fiscal year 2013. Total gross margins were 63.1%, compared to 54.9% in the third quarter of fiscal year 2014 and 52.5% in the fourth quarter of fiscal year 2013.

Operating expenses were $18.8 million, compared to $17.4 million in the third quarter of fiscal year 2014 and $17.6 million in the fourth quarter of fiscal year 2013.

Operating loss was $0.7 million, compared to operating loss of $2.5 million in the third quarter of fiscal year 2014 and $3.5 million in the fourth quarter of fiscal year 2013.

Non-GAAP operating income was $1.0 million, compared to non-GAAP operating loss of $0.9 million in the third quarter of fiscal year 2014 and non-GAAP operating loss of $2.3 million in the fourth quarter of fiscal year 2013.

Net loss was $2.5 million, or $0.04 per basic and fully diluted share. This compares to net loss of $4.4 million, or $0.07 per basic and fully diluted share, in the third quarter of fiscal year 2014, and net loss of $5.8 million, or $0.10 per basic and fully diluted share, in the fourth quarter of fiscal year 2013.

Non-GAAP net loss was $0.8 million, or $0.01 per basic and fully diluted share, compared to non-GAAP net loss of $2.7 million, or $0.04 per basic and fully diluted share, for the third quarter of fiscal year 2014, and non-GAAP net loss of $4.6 million, or $0.08 per basic and fully diluted share, in the fourth quarter of fiscal year 2013.

54.      Similarly, in a year over year comparison, fiscal year 2014 financial results were also greatly improved:

Total net revenues for fiscal year 2014 were $108.5 million compared with $103.8 million for fiscal year 2013.° Product revenues were $102.8 million, compared with $101.3 million in fiscal year 2013.

Product revenues by market, excluding non-core revenues of $1.6 million, contributed the following as a percentage of fiscal year 2014 product revenue as compared to the fiscal year 2013: Carrier networking products: 46.8% versus 55.5%

55.      Again, margins, expense figures, and operating loss calculations improved over the prior fiscal year:

Product margins were 56.7% in fiscal year 2014, compared to 53.9% in the prior year. Total gross margins were 59.0%, compared to 54.9% in the prior year.

Operating expenses were $73.8 million, compared to $72.5 million in fiscal year 2013.

Loss from operations was $9.8 million, compared with loss from operations of $15.5 million in fiscal year 2013.

Non-GAAP loss from operations was $3.3 million, compared with non-GAAP loss from operations of $10.7 million in fiscal year 2013.

Net loss was $18.1 million, or $0.30 per basic and fully diluted share, in fiscal year 2014, compared with a net loss of $22.1 million, or $0.55 per basic and fully diluted share, in fiscal year 2013.

Non-GAAP net loss was $10.0 million, or $0.16 per basic and fully diluted share, in fiscal year 2014 compared with a non-GAAP net loss of $18.1 million, or $0.45 per basic and fully diluted share, in fiscal year 2013.

56.      Finally, the Company’s balance sheet improved as the Company retained more cash and paid down debt:

Balance Sheet Data at September 30, 2014 as Compared to September 30, 2013

Cash and restricted cash were $72.7 million, compared to $69.0 million.

Accounts receivable was $10.9 million, compared to $9.8 million.

Inventories were $12.8 million, compared to $10.7 million.

Repayment of 2014 Convertible Debentures

On October 30, 2014, the Company repaid in full the remaining $32.8 million in principal amount of its 8.0% convertible second lien debentures due October 2014. The repayment eliminates annual cash interest payments and annual interest expense of approximately $2.6 million and $4.0 million, respectively. Following this repayment of its second lien debentures, the Company’s only outstanding debt is $17.2 million in principal amount of senior term loan debt due August 2016.

57.      Finally, the Company issued a positive financial outlook:

For the first quarter of fiscal year 2015, ending December 31, 2014, Vitesse expects revenues to be in the range of $24.0 million to $26.5 million and product margins to be between 57% and 60%. GAAP operating expenses are expected to be between $18.5 million and $19.5 million.

58.      The Company’s new vibrancy is further reflected in its earnings from the first quarter for fiscal year 2015, released on February 3, 2015, highlighted by the following:

Revenues of $24.8 million

New product revenue of $16.2 million, representing 82% year-to-year growth and 68% of total product revenue in the quarter Opportunities created at new customers were double the rate of fiscal year 2014

Record pace for design wins, IoT wins representing 40% of total

59.      Vitesse’s Q1 FY’15 earnings release touts that, “New product revenue continues on a solid trajectory reaching $16.2 million in the quarter, up 82% on a year to year basis. New products now represent 68% of our total product revenue.”

60.      In terms of growth prospects, Mr. Gardner states in the release, “Our customer profile continues to grow and evolve as our position strengthens in new, adjacent markets such as IoT and storage, which are literally reshaping our business and expanding our market opportunity. Our expanded sales team dramatically increased both opportunities and design wins, more than doubling the number of new customers in the pipeline, setting us on pace for another record year. As Ethernet propagates into new markets, our total addressable market will triple from approximately $1 billion today to over $3 billion by 2020.” (Emphasis added.)

61.      While Vitesse has yet to fully shed its lagging businesses, the newer products are generating profitable margins to off-set the declines, while simultaneously signaling extensive future prospects. Vitesse’s Q1 FY15 earnings release propounds, “As anticipated, we saw a meaningful decrease in revenue from our legacy products in the first quarter and expect another smaller decline in the second quarter. These declines will be more than offset by new product revenue growth of 50% to 75% for the full fiscal year. We continue to manage expenses carefully as we move through the transition and remain on target to deliver gross product margins of 60% in fiscal year 2015. All told, the leading indicators of our business are strong and we are well positioned with the technology, products, market position, and customers to capitalize on the exciting growth opportunities we are seeing in the market.”

62.      The fiscal results from the Q1 FY’15 reflected that legacy costs are currently inhibiting growth, but the financial statements reflect that the new business prospects are buoying the Company while it reduces its legacy exposures:

Total net revenues were $24.8 million, compared to $28.7 million in the fourth quarter of fiscal year 2014 and $27.1 million in the first quarter of fiscal year 2014. ° Product revenues were $24.0 million, compared to $27.0 million in the fourth quarter of fiscal year 2014 and $24.9 million in the first quarter of fiscal year 2014. Revenues by market contributed the following as a percentage of product revenues as compared to the fourth quarter of fiscal year 2014:

Carrier networking products: 47.4% versus 45.1% Enterprise networking products: 43.7% versus 39.9% Industrial-IoT networking products: 8.9% versus 15.0%

63.      Similarly, the Q1 FY’15 earnings reflect the debt reduction that occurred in the Q4 FY’14 that will propel the Company into the next phase of its growth:

Cash and restricted cash were $33.4 million, compared to $72.7 million, reflecting the $32.8 million debt repayment in October 2014.

64.      In addressing the short-term results, Mr. Gardner promulgated the long-term transition at the Stifel, Nicolaus Technology, Internet & Media Conference on February 9, 2015 (“Stifel Internet Conference”), focusing on the investments the Company has made over the past years of up to $200 million in order to target the carrier environment as it transitions from “older sonic technologies” to the Ethernet in “industrial applications bridging over to commercial and even consumer application in IoT. . . . We estimate that our current portfolio of products targeting these markets has a lifetime revenue of over 1.5 billion, less than 10% of that realized to date.” (Emphasis added.)

65.      To support this estimate, Mr. Gardner points out that Vitesse’s “new product revenue is growing, about 80% compounded over the last two years. In fact, in Q1, our December quarter, we just announced new product revenue was up 82% year-on-year.”

66.      Furthermore, Mr. Gardner states, “We expect that to swell a little bit on a percentage basis, but continue to be up on an annual basis between 50% and 75%. So, we’re seeing over 50% growth rate and design wins, and we’ve now attained a pretty good milestone where 68% of our revenue is coming from this new product portfolio. So, it’s well on its way to start outstripping our legacy product declines.”

67.      Not only has Vitesse started to transition itself into these new markets, but as Mr. Gardner relates, Vitesse is “one of a very few handful of players selling this networking technology.” Importantly, “the barrier to entry into this technology is so high” providing a very favorable competitive environment. In terms of competition, it is of note that “We see virtually no startups in this segment because of the complexity and the sophistication of both our products and our customers.”

68.      The revenue driver for Vitesse in the long-term will be the deployment of industrial IoT, which will allow the deployment of Ethernet networking solutions into previously untapped markets such as “intelligent transportation, highway monitoring, railway monitoring and connection, smart grid distribution of energy, IP video surveillance camera and the networking of that camera, and factory automation.” This will yield a market of previous set of end customers, such as Shell Oil or Chevron instead of traditional networkers like Cisco, AT&T and Verizon.

69.      Martin McDermut, the CFO of Vitesse, echoed these sentiments at the Stifel Internet Conference, stating that the Company is going through a transition stage. “This impacted our revenue trends, and it has also impacted our gross margins. Up to this point, the decline in the mature product revenues has offset what’s happening with the growth in the new product revenue growth, but we’re getting to the point where that’s going to change, so it’s going to get exciting here.” 70. Mr. McDermut further touts the changes, “And so what’s our investment thesis? We’ve got the right products in the right market, in a growing market, and at the right time.”

71.      Against this backdrop of a Company having paid down extensive debts, currently transitioning out of its legacy businesses and into new and highly profitable markets with high barriers to entry, the Board has, in breach of their fiduciary duties, agreed to the Proposed Transaction, short-changing the stockholders of any future value.

Summary of the Proposed Transaction

72.      In a press release dated March 18, 2015, the Company announced that it had entered into the Merger Agreement with Microsemi, pursuant to which Microsemi, through Merger Sub, will commence the Tender Offer to acquire all of the outstanding shares of Vitesse for a purchase price of $5.28 per share in cash.

73.      The terms of the Merger Agreement provide that Merger Sub agreed to commence the Tender Offer no later than March 31, 2015. The number of shares of Vitesse common stock that have to be validly tendered, together with the shares beneficially owned by Microsemi and Merger Sub, if any, must represent at least a majority of all then outstanding shares of Vitesse common stock prior to the expiration of the Tender Offer, which is on the twentieth (20th) business day following commencement of the Tender Offer, or at the time and date to which the Tender Offer has been extended.

74.      As such, Microsemi commenced the Tender Offer for $5.28 per share in cash on March 31, 2015 with the Tender Offer currently set to expire on April 27, 2015.

75.      Following successful completion of the Proposed Transaction, the Company will merge with and into Microsemi, with the Company surviving as a wholly owned subsidiary of Microsemi.

76.      Each outstanding Company stock option, whether vested or unvested, (excluding those options that have an exercise price per share of Company common stock greater than $8.20) will be assumed by Microsemi and become exercisable for a number of Microsemi common stock shares equal to the product of (i) the number of shares of Vitesse common stock that would be issuable upon exercise of the stock option immediately prior to the Effective Time multiplied by (ii) the quotient resulting from the division of (x) the merger consideration by (y) the average closing price of Microsemi common stock for the five trading days immediately preceding the Effective Time.

The Proposed Transaction Fails to Maximize Stockholder Value

77.      The Merger Consideration is inadequate and significantly undervalues the Company. Microsemi is seeking to acquire the Company at the most opportune time, at a time when the Company is positioned for tremendous growth.

78.      The Merger Consideration fails to adequately compensate Vitesse’s stockholders for the significant synergies created by the Proposed Transaction.

79.      In the press release on March 18, 2015, announcing the Proposed Transaction, Defendant Gardner, noted the benefit of the synergies as a result of the Proposed Transaction:

The proposed acquisition of Vitesse by Microsemi will create a powerful combination . . . . I believe Microsemi will be able to leverage Vitesse’s Ethernet technology and capabilities further into the communications market and has the scale to implement the adoption of our industrial IoT strategy.

80.      In the same press release, Microsemi noted that, due to synergies from the Proposed Transaction, it expects to see immediate accretion in the first full quarter of completion. In total, Microsemi expects the acquisition to be $0.16 to $0.20 per share accretive in the first fiscal year ending September 30, 2016.

81.      The Board’s decision to sell the Company for inadequate consideration both fails to maximize stockholder value and deprives the Company’s stockholders of their ability to reap the benefits of Vitesse’s promising long-term financial returns.

82.      The Proposed Transaction gives Microsemi access to Vitesse’s suite of solutions and customer pipeline. In fact, according to Yahoo! Finance, at least one analyst has set a price target for the Company at $6 per share, representing a 12% premium to the price being offered by Microsemi.

83.      Indeed, analysts who follow the Company believe the consideration to be inadequate. In an online article published by Barron’s, analysts with Ascendiant Capital Markets believed the $389 million offer to be low, expecting a “moderately higher premium, more in-line with the growth opportunities ahead.”

84.      Given the value and potential value of the Company’s pipeline of customers, the Board failed to maximize stockholder value.

85.      The Board’s decision to sell the Company for inadequate consideration both fails to maximize stockholder value and deprives the Company’s stockholders of their ability to reap the benefits of Vitesse’s promising long-term financial returns.

The Flawed and Unreasonable Sales Process

86.      The Board did not protect against the conflicts of interest from their own financial self-interest in the Proposed Transaction. Section 3.5 of the Merger Agreement states that the entire Board and all executive officers of the Company will continue in their respective capacities in the surviving corporation. The Proposed Transaction allows the Individual Defendants to collect any change-of-control benefits (including, but not limited to, the assumption of stock options by Microsemi and the acceleration of RSUs). As a result, the sales process was flawed and unreasonable.

87.      In October 2011, the Board formed a Strategic Advisory Committee (the “Committee”) to explore and pursue, consider, and recommend to the full Board to consider potential acquisitions, dispositions, financings, and other transactions and initiatives. Initially, the Committee was focused on transactions that would reduce Vitesse’s substantial indebtedness that would begin to mature in February 2014. The Recommendation Statement does not disclose the members selected for the Committee.

88.      In July 2012, the Company engaged Needham as sole book-running manager to Vitesse in connection with three public offerings by Vitesse of its common stock pursuant to which the Company raised an aggregate of approximately $80 million in net proceeds from December 2012 through June 2014. In July 2012, the Company also engaged Needham as its exclusive financial advisor in a strategic transaction.

89.      In late 2012, the Board was contacted by Company A that expressed an interest in exploring a possible acquisition of the Company. On December 17, 2012, Company A submitted a non-binding proposal to acquire Vitesse for $2.50 to $3.00 per share in cash.

90.      Thereafter, on January 9, 2013, Company A increased its proposed purchase price range to $2.75 to $3.25 per share in cash. On February 22, 2013, the Company executed a non-disclosure agreement (“NDA”) with Company A. On March 7, 2013, Company A fixed its proposed purchase price at $3.05 per share in cash and requested exclusivity to negotiate a transaction.

91.      Also, on March 7, 2013, the Board unanimously determined that the $3.05 per share proposal substantially undervalued the Company. On March 11, 2013, Vitesse communicated its position to Company A that it would not continue discussions with Company A unless Company A substantially increased its proposed purchase price. On March 13, 2013, Company A declined to increase its proposed purchase price and discussions were terminated.

92.      While Vitesse had engaged in discussions with Company A, the Board also authorized to meet with other potential acquirors should the Board decide to authorize a sale process for the Company. Two other potential parties, including Microsemi, expressed interest in pursuing an acquisition.

93.      On March 13, 2013, Microsemi and the Company signed an NDA, which contained an 18-month standstill provision set to expire on September 13, 2014.

94.      On April 17, 2013, Company B submitted a non-binding proposal to acquire the Company for cash consideration of $3.25 to $3.50 per share and requested exclusivity. Then, on May 15, 2013, Microsemi submitted a non-binding proposal to acquire the Company for cash consideration of $2.80 per share and also requested exclusivity. The Company determined that both proposals substantially undervalued Vitesse and informed Company B and Microsemi that the Company was not interested in pursuing a sale transaction.

95.      For the next year, the Company continued its efforts to provide for the reduction of its substantial indebtedness.

96.      On May 19, 2014, Microsemi submitted a second non-binding proposal to acquire the Company for a purchase price of $4.00 per share in cash and requested exclusivity.

97.      On May 21, 2014, the Committee met with Needham and the Company’s legal counsel, Stubbs Alderton & Markiles, LLP (“Stubbs Alderton”), where Needham presented a limited valuation analysis to assist the Committee in its consideration of various financing proposals under consideration prior to Microsemi’s second proposal.

98.      At a May 29, 2014 meeting, the Committee once again concluded that Microsemi’s proposal significantly undervalued Vitesse and that any discussions with Microsemi regarding a possible sale transaction would likely preclude the Company from pursuing a capital raise during the pendency of those discussions. Thus, the Committee recommended to the Board that the Company continue with its capital-raising plans, which the Board authorized management to do by pursuing a public offering and informing Microsemi that the Board was not interested in engaging in a sale process at that time.

99.      From June 2014 through August 2014, Microsemi continued to express interest in acquiring the Company as James Peterson (“Peterson”), Microsemi’s Chairman and CEO, and Steven Litchfield (“Litchfield”), Microsemi’s Executive Vice President and Chief Strategy Officer, contacted Defendant Gardner by letter and email correspondence. During this time, Vitesse maintained that the Company was not for sale, but expressed a willingness to continue discussions if Microsemi agreed to extend the standstill arrangement in the parties’ NDA.

100.      On August 13, 2014, the Committee met to discuss Microsemi’s continued interest in acquiring Vitesse. The Committee also discussed the prospect of William C. Martin of Raging Capital joining the Board. The Committee considered the likely impact that Defendant Martin’s service on the Board would have on any hostile takeover activity. Also, on August 13, 2014, the Nominating Committee met to discuss the possibility of Defendant Martin being appointed to the Board, and ultimately resolved to recommend to the Board that Martin be invited to join the Board.

101.      On August 15, 2014, the Board unanimously resolved to expand its size from seven to eight members and to appoint Defendant Martin as a director. Defendant Martin’s appointment became effective on August 20, 2014. Remarkably, shortly after Defendant Martin joined the Board, two steps were taken which drastically altered the course of the Company. First, on September 8, 2014, just after Martin joined the Board, the Committee abruptly decided to essentially abandon plans to continue the Company as a standalone entity, and (according to the Recommendation Statement) “unanimously resolved to initiate a process to seek third-party interest in an acquisition of Vitesse, and authorized and directed management to begin this process in consultation with Needham and Stubbs Alderton.” Second, the Board abruptly reconstituted the Committee in order to accommodate Defendant Martin, reducing the size of that committee from six to three members, purportedly to make it “more efficient,” making Martin and Traub (Raging Capital’s designees) two out of the three members, and modifying the committee’s mandate in light of the Board’s decision to conduct a sale process.

102.      On September 5, 2014, Microsemi sent a letter to Vitesse reiterating Microsemi’s views regarding its $4.00 per share proposal and requesting that Vitesse engage with Microsemi to help it better understand why Vitesse’s Board had determined that Microsemi’s proposed price undervalued the Company. Microsemi also indicated its willingness to extend the parties’ standstill by an additional six months.

103.      On September 8, 2014, the Committee authorized Defendant Gardner to pursue an extension of the standstill with Microsemi, and Stubbs Alderton prepared an amendment to the Microsemi NDA to extend it by six months. Defendant Gardner sent the amendment to the NDA to Peterson and Litchfield on September 11, 2014, which Microsemi never subsequently responded to resulted in the expiration of the standstill on September 13, 2014.

104.      Also on September 8, 2014, the Committee unanimously resolved to initiate a process to seek third-party interest in an acquisition of Vitesse, and authorized and directed management to begin this process in consultation with Needham and Stubbs Alderton.

105.      As mentioned above, on October 1, 2014, the Board approved the reconstitution of the Committee, reducing the size from six members to three members. Defendants Hanson, Martin, and Traub were appointed to the Committee, with Traub as Chairman of the Committee.

106.    Also on October 1, 2014, the Compensation Committee approved a program to provide for the payment of success and transition bonuses in connection with an acquisition of Vitesse to certain employees identified by Defendant Gardner, although Defendant Gardner was ineligible. The Committee approved up to $1 million in bonus payments.

107.    Further, on October 1, 2014, the Board determined to pursue retention of an additional investment banking firm, and on October 31, 2014, Vitesse retained Deutsche Bank. Concurrently with Deutsche Bank’s engagement, Vitesse and Needham amended their existing agreement to provide for Deutsche Bank’s services as financial advisor to Vitesse and to modify the success fee payable to Needham upon the closing of a strategic transaction.

108.    On October 7, 2014, the Compensation Committee approved new employment agreements for Defendant Gardner and Martin S. McDermut, Chief Financial Officer of the Company. Although the Recommendation Statement provides that the new agreements do not increase the total amount of post-termination payments to these executives above what was provided for in the executives’ prior employment agreements, the new agreements provide for an increase in severance benefits if any termination occurs in connection with a change in control of Vitesse.

109.    During November and December 2014, Company management, along with Deutsche Bank and the Committee, identified a target group of potential interested parties. The Recommendation Statement does not disclose who was in this target group or the criteria used to identify the potential parties.

110.    On December 9, 2014, Deutsche Bank met with the Board to review the Company’s proposed sale process plan, including which parties would be contacted and when, the script for the initial contact, and the type of information about the Company that would be shared under NDAs.

111.    Commencing on January 5, 2015, Deutsche Bank contacted strategic parties to solicit their potential interest in acquiring Vitesse. From January through February 2015, 27 potential bidders, including Company A, Company B, and Microsemi were contacted. In fact, Microsemi was specially advised of the Company’s sale process on January 26, 2015, at a lunch between Defendant Garden and Peterson. The Company executed NDAs with 11 parties, including Company A, but not Company B which declined to participate.

112.    In January and February 2015, management conducted one or more in-person meetings with 10 parties that had requested meetings and were party to a NDA. In addition to reviewing Vitesse’s worldwide operations and synergies specific to each company, Vitesse provided several companies with additional materials to address questions.

113.    On February 5, 2015, Microsemi and Vitesse amended their existing NDA (from March 13, 2013) to reinstate and extend the standstill provisions until March 13, 2015. Also on February 5, 2015, Vitesse’s management and Deutsche Bank met in-person with Mircosemi’s management.

114.    On February 10, 2015, Microsemi submitted a non-binding proposal to acquire Vitesse for $4.75 per share in cash and requested exclusivity.

115.    On February 11, 2015, Peterson exchanged emails with Defendant Gardner proposing a four-week go-shop period to address the Company’s concerns about entering into exclusivity with Microsemi. Defendant Gardner also sent an email to Litchfield addressing possible product synergies between Vitesse and Microsemi.

116.    On February 12, 2015, the Board authorized Deutsche Bank to contact two additional strategic parties that previously had not been approached due to competitive reasons, both of which subsequently executed NDAs. One of these parties did not make a proposal, and the other party was unable to schedule a meeting in the near term.

117.    From February 12, 2015 until February 18, 2015, Vitesse continued to meet with other potential acquirors that had signed NDAs and expressed interest in the Company.

118.    On February 18, 2015, Deutsche Bank updated the Board that eight parties stated they were still considering making a proposal for Vitesse. The Board also determined that Microsemi’s $4.75 proposal undervalued the Company and that the Company should continue its sale process.

119.    On February 18, 2015, Peterson informed Defendant Traub that Microsemi was prepared to propose a purchase price of $5.18 per share, a 20-day period of exclusivity, and a post-signing go-shop period. Peterson contacted Defendant Traub twice more on February 18, 2015 to discuss the possibility of an increase in Microsemi’s proposal to as much as $5.28 per share.

120.    On February 19, 2015, Litchfield delivered to Vitesse a revised indication of interest with a cash purchase price of $5.28 per share, a 20-day period of exclusivity, a 21-day post announcement go-shop period, no financing condition, and an anticipated period to announcement of a transaction of six weeks or less.

121.    As of February 20, 2015, of the 27 parties contacted, only four parties in addition to Microsemi were still evaluating whether to make a proposal to acquire Vitesse. On February 20, 2015, the Board unanimously approved entering into exclusive negotiations with Microsemi, subject to certain revisions provided to Microsemi later that day.

122.    From February 23, 2015 through March 17, 2015, Microsemi, Vitesse, and their respective representatives held numerous due diligence calls and negotiated terms to the Merger Agreement and Support Agreement.

123.    On February 26, 2015, the Compensation Committee approved an extension of the term of change-in-control agreements already in effect for certain employees, excluding Defendant Gardner, McDermut, and Dr. Martin Nuss, the Company’s Chief Technical Officer and Vice President of Technology & Strategy. The Compensation Committee resolved to extend the term of expiration until February 2016, in part to ensure that the agreements remained in effect through consummation of any transaction resulting from the Company’s sale process.

124.    On March 5, 2015, the strategic party that had signed an NDA with Vitesse during the sale process but was unable to arrange a management meeting due to scheduling conflicts contacted Deutsche Bank to request additional information about the sale process. Thereafter, Deutsche Bank informed this party that Vitesse could not engage in discussions at that time given Vitesse’s exclusivity agreement with Microsemi.

125.    On March 11, 2015, Vitesse and Microsemi agreed to an extension of the exclusivity period, set to expire on March 15, 2015, until March 17, 2015.

126.    The Board unanimously approved the Merger Agreement on March 16, 2015. Also, on March 16, 2015, the Compensation Committee approved the Compensatory Agreements, allowing for the acceleration of vesting of RSUs held by the Individual Defendants effective immediately prior to the Effective Time.

127.    On March 17, 2015, Microsemi, Merger Sub, and Vitesse executed the Merger Agreement and Microsemi, Merger Sub, the directors of Vitesse, and Raging Capital executed the Support Agreement.

128.    On March 18, 2015, Microsemi and Vitesse announced the Proposed Transaction. Following the announcement, Vitesse commenced a go-shop process, which continued through April 7, 2015.

129.    As demonstrated above, the Company failed to run a reasonable sale process.

130.    Further, the lack of information with regard to the various NDAs the Company entered into leads to the belief that the Company was inconsistent in its treatment of the various parties throughout the sale process. This is likely given that the Company extended Microsemi’s exclusivity period knowing that there was another strategic party that reached out to the Company on March 5, 2015 who was interested in engaging in discussions with management.

131.    All of the Individual Defendants, the executive officers, and Raging Capital are set to receive substantial compensation upon consummation of the Proposed Transaction. Thus, Defendants Gardner and Traub’s involvement in the sale process, in particular, allowed them to pursue personally satisfying financial outcomes as a result of the Proposed Transaction.

The Unreasonable Deal Protection Provisions

132.    In addition, as part of the Merger Agreement, despite the inadequate consideration, Defendants agreed to certain terms that may inhibit other bidders from coming forward with a superior offer.

133.    Section 7.3(a) of the Merger Agreement contains a “go-shop” provision which allowed the Company to solicit other acquisition proposals until April 7, 2015. Even if the Company were to accept a superior proposal during the go-shop period, however, the competing bidder would still need to compensate for a termination fee of (i) $6.8 million if the agreement is entered into three (3) full business days prior to the initial expiration date of the Tender Offer, or (ii) $13.6 million if such termination occurs thereafter. This provision significantly waters down the positive effect of a go-shop window, as any potential suitor will have to pay a substantial termination fee in addition to any additional consideration, inuring instead to the benefit of Microsemi and not the Company’s stockholders.

134.    Following the go-shop period, 7.3(b) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Microsemi. This section requires that the Company terminate any and all discussions with other potential acquirers.

135.    Pursuant to Section 7.3(c) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Microsemi of the bidder’s identity and the terms of the bidder’s offer and grant Microsemi four (4) business days to negotiate with the Company to amend the Merger Agreement so that the third party’s proposal is no longer a superior offer. Additionally, if the Company thereafter agrees to enter into the superior acquisition proposal with the other bidder, Microsemi will be provided with the written agreement and concomitant terms and conditions of the superior offer and have an additional three (3) business days with which to negotiate with the Company and amend the Merger Agreement.

136.    Section 9.3 of the Merger Agreement also provides that a termination fee of $13.6 million must be paid to Microsemi by Vitesse if the Company decides to pursue a competing offer after the expiration of the go-shop period.

137.    Ultimately, the Board may only terminate the Merger Agreement, pursuant to its terms, in response to a superior offer after conducting an onerous and time consuming process, which substantially prejudices any potential topping bidder (and the Company’s stockholders) given the short amount of time anticipated between the announcement of the Proposed Transaction and the anticipated close of the Tender Offer. The restrictions imposed by the above requirements are unreasonable.

138.    Lastly, concurrently with the execution of the Merger Agreement, the Individual Defendants and Raging Capital entered into the Support Agreement with Microsemi and Merger Sub. The parties to the Support Agreement own approximately 22% of the Company’s outstanding common stock as of the date of the Merger Agreement. The Support Agreement provides that all of the Individual Defendants and Raging Capital have agreed to vote to tender their shares of Company common stock in favor of the Proposed Transaction, take certain other actions in furtherance of the Proposed Transaction, and to not vote any of their shares in favor of an alternative acquisition proposal from a third party bidder.

The Individual Defendants’ Self-Dealing and Self-

Interest in the Proposed Transaction

139.    Compounding their breaches of fiduciary duties, the Individual Defendants are to profit substantially from the Proposed Transaction. The executive officers of the Company and the Individual Defendants and their affiliates, including Raging Capital, will own approximately 15,691,265 shares as of April 28, 2015. As all of these shares must be tendered for purchase pursuant the Support Agreement, and assuming these shares will be accepted for payment and purchased by Microsemi, then the directors and officers and their affiliates would receive over $82 million in cash.

140.    Further, two members of the Committee, Defendants Martin and Traub, are affiliated with Raging Capital. Traub, Chairman of the Committee, was a nominee for election to the Board by Raging Capital. Defendant Martin is Raging Capital’s chairman and also served on the Committee.

141.      The following table sets forth the amount of cash consideration each executive officer and director and Raging Capital will receive when they tender their shares and the shares are accepted for payment and purchase by Microsemi:

	Number of Shares Owned	Value of Shares Owned
Executive Officers:
Christopher R. Gardner	487,074	2,571,751	$
Martin S. McDermut	226,385	1,195,313
Martin C. Nuss	134,241	708,792

Non-Employee Directors:
Matthew B. Frey	21,709	114,624
Steven P. Hanson	86,420	456,298
James H. Hugar	101,956	538,328
Scot B. Jarvis	98,088	517,905
William C. Martin	—
Edward Rogas, Jr.	102,356	540,440
Kenneth H. Traub (1)	111,909	590,880

Others:
Raging Capital Master Fund, Ltd. (1)	14,321,127	75,615,551

Total	15,691,265	$82,849,879
(1)

Mr. Traub was nominated for election to the Company’s Board of Directors at the 2013 Annual Meeting of the Company’s stockholders at the request of Raging Capital Fund, LP, the predecessor in-interest of Raging Capital Master Fund, Ltd. As part of the consideration for his agreement to be named as a nominee of Raging Capital for election as a director of the Company in 2012, Mr. Traub will be entitled to receive a payment after the consummation of the Transactions of an amount equal to 7.5% of any actual net profits realized by Raging Capital with respect to its investment in Vitesse’s securities based on a per share cost basis equal to the closing market price of Vitesse’s Shares on December 31, 2014, so long as Mr. Traub remains a director of the Company until the Transactions are consummated. Net profits, as defined in Mr. Traub’s letter agreement with Raging Capital Management, LLC, means all realized or unrealized gains, as applicable, with respect to Raging Capital’s investment in Vitesse’s securities for the applicable period, less (i) all realized or unrealized losses, as applicable, with respect to such securities for the applicable period, (ii) any and all out of pocket fees and expenses incurred of any kind and nature related to Raging Capital’s investment in such securities, and (iii) any positive or negative hedge allocation with respect to such securities for the applicable period.

142.    Additionally, the Compensation Committee approved other self-serving terms for the entire Board just before entering into the Merger Agreement that provide the Board with unique, unearned benefits at the expense of Vitesse’s stockholders.

143.    As provided in the Recommendation Statement, all Company RSUs held by Vitesse’s non-employee directors immediately prior to the Effective Time will be accelerated to vest as a result of the Proposed Transaction. Notably, the Individual Defendants eligible for such acceleration under the Compensatory Agreements are set to receive over $630,000 from their unvested RSUs that will vest as a result of the Proposed Transaction.

144.    Further, the following table sets forth the number of shares underlying RSUs that are held by the Company’s directors, as of March 27, 2015, and the cash consideration that each of them may become entitled to receive in respect of those RSUs:

Name	Number of Shares Underlying RSUs	Aggregate Proceeds($)
Non-Employee Directors:
Matthew B. Frey	21,166	111,757
Steven P. Hanson	16,500	87,120
James H. Hugar	16,500	87,120
Scot B. Jarvis	28,195	148,870
William C. Martin	—	—
Edward Rogas, Jr.	16,500	87,120
Kenneth H. Traub	21,166	111,757

145.    Lastly, assuming the change-in-control occurs on April 27, 2015, Defendant Gardner stands to receive over $3.9 million under the terms of his respective employment agreement.

146.    Although the Recommendation Statement provides that no member of the Company’s management has entered into an employment agreement with Microsemi thus far, this disclosure is inadequate as it does not address whether there have been any discussions with regard to retaining Company management.

147.    As demonstrated in the tables above, the Individual Defendants and executive officers involved in the negotiation of the Proposed Transaction, as well as Raging Capital, stand to reap of millions of dollars as a result of the Proposed Transaction.

The Recommendation Statement Omits/Misstates Material Information

148.    On March 31, 2015, Defendants filed the Recommendation Statement in connection with the Proposed Transaction, which contains numerous material misstatements and omissions. For example, the Recommendation Statement fails to include material information concerning: (a) the background of the Proposed Transaction; (b) the key data and inputs underlying the financial valuation analyses that purport to support the so-called fairness opinions provided by Deutsche Bank; and (c) key financial projections for the Company.

Omissions Concerning the Background of the Proposed Transaction

149.    The Recommendation Statement fails to disclose material information relating to, among other things, the process leading up to the Proposed Transaction, including the following:

a)	The identity of the six members of the original Committee formed in October 2011;

b)	Whether the NDAs entered into with Company A on February 22, 2013 and the 11 parties (including Company A) from January through February 2015 contained standstill provisions;

c)

The steps the Board determined to take in March 2013 to increase the likelihood that other potential acquirors would be in a position to bid for the Company should Company A make public its efforts to acquire Vitesse;

d)	Whether the Committee had discussions amongst themselves or with Defendant Martin prior to August 13, 2014 about the prospect of him joining the Board;

e)	The Board’s basis for (i) the reconstitution of the Committee on October 1, 2014 and (ii) the appointment of Defendants Hanson, Martin, and Traub as members of the Committee;

f)

The employees identified by Defendant Gardner and the basis for their selection to be eligible for success and transition bonuses in connection with an acquisition as approved by the Compensation Committee on October 1, 2014;

g)	The Board’s basis for engaging Deutsche Bank as financial advisor in addition to Needham;

h)	The details of the modification to the success fee payable to Needham upon closing of a strategic transaction;

i)	The number of potentially interested parties identified (including the number of strategic versus financial buyers);

j)	The details of the possible product synergies between Vitesse and Microsemi addressed in Defendant Gardner’s email on February 11, 2015;

k)

The Board’s basis for authorizing Deutsche Bank to contact two additional strategic parties on February 12, 2015 and the details of the “competitive reasons” that precluded the Board from approaching these two parties previously;

l)

The Compensation Committee’s basis for approving (i) the $1 million bonus payments program on October 1, 2014, (ii) the extension on February 26, 2015 of the term of change-in-control agreements for certain Company employees until February 2016, and (iii) the Compensatory Agreements on March 16, 2015;

m)	Details surrounding the go-shop process, including parties contacted and the extent of any communications concerning a potential transaction involving Vitesse; and

n)	Details of the nature, substance, and timing of any discussions between the Company and Microsemi regarding management retention.

150.    Additionally, the Recommendation Statement discloses that the Company executed 11 NDAs with parties besides Microsemi, but fails to disclose whether such NDAs contained standstill provisions as the NDA with Microsemi included a standstill provision.

The Recommendation Statement Omits Material

Information Concerning Deutsche Bank’s Analyses

151.    Regarding the analyses conducted by Deutsche Bank, the Recommendation Statement fails to disclose material underlying inputs and assumptions necessary for stockholders to have a fair summary of these analyses that support the fairness opinion, including:

a)

A valuation summary detailing (i) the calculation of fully diluted shares; (ii) the calculation of equity value (at the unaffected price and the offer); (iii) the calculation of enterprise value (at the unaffected price and the offer); and (iv) whether pricing multiples were calculated.

b)

With respect to the Selected Public Companies Analysis: (i) the objective selection criteria; (ii) the observed company-by-company pricing multiples and financial metrics; (iii) whether Deutsche Bank examined other multiples, including, but not limited to EBITDA, which is customary for companies such Vitesse; (iv) the identities of the “selected equity research analysts” and the bases for their selections; (v) the number of multiples disregarded as not meaningful because they were negative; (vi) the number of multiples disregarded as not meaningful because they were in excess of 30x; and (vii) the basis for the low range of selected multiples relative to observed peer company multiples;

c)

With respect to the Selected Precedent Transaction Analysis: (i) the objective selection criteria; (ii) the observed transaction-by-transaction enterprise values, pricing multiples, and financial metrics; (iii) whether Deutsche Bank examined other multiples, including, but not limited to P/E multiples, and/or transaction premiums; and (iv) whether forward multiples were available for all transactions;

d)

With respect to the Discounted Cash Flow Analysis: (i) the definition of unlevered, after-tax free cash flows; (ii) the implied pricing multiples corresponding to the assumed growth rates; (iii) whether the discount rate range of 13% to 17% is based upon the weighted average cost of capital or cost of equity; (iv) and the identity and source of the discount rate assumptions and how the discount rates were quantified; and

e)

With respect to the Premiums Paid Analysis, the basis for considering and selecting negative premiums in light of the assertion that, “Negative premiums and premiums above 200% were considered not meaningful[;]” and

f)	With respect to Additional Information, the identity and source of the assumptions underlying the estimated cost of equity and how it was quantified.

The Recommendation Statement Omits Key

Financial Projections Prepared by Vitesse

152.    The Recommendation Statement also omits material information regarding the financial projections provided by Vitesse management and relied upon by Deutsche Bank, for fiscal years 2015-2019, including the basis for including a 3-month stub period at the end of the forecast period.

153.    The Recommendation Statement also omits the following line items from the financial projections for fiscal years 2015-2019:

a)	Earnings Per Share;

b)	Net operating loss carry-forward balances and utilization;

c)	Synergies;

d)	All line items for the stub period consisting of the second through fourth quarters for fiscal year 2015; and

e)	What constitutes “Other” in the line item “Capital Expenditures and Other.”

154.    Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

FOR BREACH OF FIDUCIARY DUTIES

(On Behalf of Plaintiff and the Class and

Against the Individual Defendants)

155.    Plaintiff repeats and realleges each allegation set forth herein.

156.    The Individual Defendants have violated fiduciary duties of disclosure, care, loyalty and good faith owed to public stockholders of Vitesse.

157.    By the acts, transactions and courses of conduct alleged herein, the Individual Defendants are acting as part of a common plan and are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Vitesse.

158.    As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith and due care owed to the stockholders of Vitesse because, among other reasons:

a)	They agreed to the Proposed Transaction for inadequate consideration;

b)	They failed to properly value Vitesse;

c)	They agreed to deal protection provisions that may inhibit other bidders from coming forward with a superior offer and that may have negative consequences for Vitesse; and

d)	They failed to disclose material information to Vitesse stockholders in connection with the Proposed Transaction.

159.    The Individual Defendants dominate and control the business and corporate affairs of Vitesse, and are in possession of private corporate information concerning Vitesse assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Vitesse which make it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

160.    By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

161.    As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Vitesse assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

162.    Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

163.    Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

FOR AIDING AND ABETTING THE INDIVIDUAL

DEFENDANTS BREACHES OF FIDUCIARY DUTIES

(On Behalf of Plaintiff and the Class

Against Defendant Microsemi and Merger Sub)

164.    Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

165.    Microsemi and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. Microsemi and Merger Sub are active and necessary participants in the Individual Defendants’ plan to complete the Proposed Transaction on terms that are unfair to Vitesse stockholders. In addition, Microsemi and Merger Sub further aided and abetted the Individual Defendants breaches of fiduciary duty by causing the Individual Defendants to enter into Support Agreements, providing that the Individual Defendants will vote for the Proposed Transaction and against any alternative transaction in exchange for lucrative change-in-control compensation.

166.    As a result of the conduct by Microsemi and Merger Sub, Plaintiff and the other members of the Class have and will be damaged by being denied the best opportunity to maximize the value of their investments in Vitesse.

167.    Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A.      Declaring that this action is properly maintainable as a Class Action and certifying Plaintiff as Lead Plaintiff and his counsel as Lead Counsel;

B.      Enjoining Defendants, their agents, counsel employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for stockholders and discloses all material information to stockholders before the Tender Offer closes;

C.      Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D.      Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possibility consideration for Vitesse and obtain a transaction, which is in the best interests of Vitesse stockholders; and

E.      Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

F.      Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and granting such other and further equitable relief as the Court may deem just and proper.

Dated: April 8, 2015

Of Counsel:

WOLF HALDENSTEIN ADLER

FREEMAN & HERZ LLP

Gregory M. Nespole

Benjamin Y. Kaufman

270 Madison Avenue

New York, NY 10016

Tel.: (212) 545-4600

Fax: (212) 545-4653

RYAN & MANISKAS LLP

Richard A. Maniskas

995 Old Eagle School Rd., Suite 311

Wayne PA 19087

Tel.: (484)-588-5516

Fax: (484)450-2582

ANDREWS & SPRINGER, LLC

By: /s/ Peter B. Andrews

Peter B. Andrews (# 4623)

Craig J. Springer (# 5529)

3801 Kennett Pike

Building C, Suite 305

Wilmington, DE 19807

Tel.: (302) 504-4957

Fax: (302) 397-2681

Counsel for Plaintiff Mark Durbin

Counsel for Plaintiff Mark Durbin

59